Condensed Consolidated Interim
Financial Statements

For the Three and Six months ended June 30, 2025 and 2024

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited)

		June 30, 2025	December 31, 2024
(Expressed in thousands of United States dollars)

Assets	Notes
Current assets
Cash and cash equivalents		$522,340	$624,673
Amounts receivable		123,483	75,041
Inventories		241,680	234,249
Current financial assets	16	7,027	3,755
Other current assets	4, 5	72,684	55,344
		967,214	993,062

Property, plant and equipment	6	1,167,322	1,101,536
Deferred income tax assets	12	52,080	60,133
Non-current financial assets	16	93,732	77,002
Other non-current assets	7	36,965	33,400
		1,350,099	1,272,071
Total assets		$2,317,313	$2,265,133

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		$250,463	$233,094
Income tax payable		4,518	18,731
Current financial liabilities	16	3,556	12,707
Other current liabilities	5	21,150	19,348
		279,687	283,880

Provision for reclamation	8	288,948	266,195
Deferred income tax liabilities	12	4,319	18,400
Non-current financial liabilities	16	3,757	5,208
Other non-current liabilities	7	36,877	35,534
		333,901	325,337
Shareholders' equity
Share capital	13	782,408	826,694
Contributed surplus		32,214	32,147
Accumulated other comprehensive income (loss)		2,653	(11,195)
Retained earnings		886,450	808,270
		1,703,725	1,655,916
Total liabilities and shareholders' equity		$2,317,313	$2,265,133
Commitments and contingencies (note 15)
Subsequent events (notes 6, 13 and 16)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Earnings and Comprehensive Income
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
(Expressed in thousands of United States dollars)		2025	2024	2025	2024
(except per share amounts)	Notes

Revenue	9	$288,343	$282,310	$587,842	$588,189

Cost of sales
Production costs		174,868	162,487	373,746	336,332
Depreciation, depletion and amortization		26,037	27,511	50,121	60,845
Earnings from mine operations		87,438	92,312	163,975	191,012

Exploration and evaluation costs		9,650	20,664	16,825	35,621
Corporate administration costs		7,664	8,406	17,145	17,416
Share-based compensation expenses		2,045	2,373	2,871	3,341
Care and maintenance expenses		3,601	5,214	9,630	11,106
Reclamation recovery	8	(7,560)	(5,141)	(2,755)	(30,143)
Other operating expenses	10	15,553	13,155	20,874	22,348
Earnings from operations		56,485	47,641	99,385	131,323

Gain on sale of Greenstone Partnership	4	(14,977)	—	(21,607)	—
Other non-operating expenses (income)	11	960	(11,583)	(8,658)	(27,553)
Finance costs		4,084	3,790	7,954	7,151
Earnings before income tax		66,418	55,434	121,696	151,725
Income tax (recovery) expense	12	(2,155)	17,764	22,668	47,625
Net earnings		68,573	37,670	99,028	104,100

Other Comprehensive Income (Loss)

Items that may be subsequently reclassified to earnings:
Changes in fair value of hedge derivative instruments	16	10,696	(3,187)	8,686	(10,421)
Items that will not be subsequently reclassified to earnings:
Changes in fair value of marketable securities	16	5,832	481	5,162	481
Other comprehensive income (loss)		16,528	(2,706)	13,848	(9,940)
Total comprehensive income		$85,101	$34,964	$112,876	$94,160

Earnings per share:
Basic	13	$0.33	$0.18	$0.48	$0.49
Diluted	13	$0.32	$0.18	$0.46	$0.47

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)

		Three months ended June 30,		Six months ended June 30,
		2025	2024	2025	2024
(Expressed in thousands of United States dollars)

Operating activities	Notes
Net earnings		$68,573	$37,670	$99,028	$104,100

Adjustments:
Depreciation, depletion and amortization		26,876	28,967	51,744	63,699
Reclamation recovery	8	(7,560)	(5,141)	(2,755)	(30,143)
Share-based compensation expenses		2,045	1,521	2,871	2,676
Finance costs		4,356	3,790	7,954	7,151
Income tax (recovery) expense	12	(2,155)	17,764	22,668	47,625
Unrealized foreign exchange loss (gain)		12,411	4,700	9,305	(5,080)
Unrealized fair value loss on financial asset related to the Additional Royal Gold Agreement	16	12,100	7,400	13,500	8,900
Gain on sale of Greenstone Partnership	4	(14,977)	—	(21,607)	—
Other		(1,004)	(2,969)	488	(335)
Reclamation payments		(2,224)	—	(3,813)	—
Cash provided by operating activities prior to changes in working capital and income taxes paid		98,441	93,702	179,383	198,593
Income taxes paid		(47,382)	(81,450)	(48,831)	(81,844)
Other changes in working capital	14	(25,754)	(9,693)	(46,636)	(14,761)
Cash provided by operating activities		25,305	2,559	83,916	101,988

Investing activities
Property, plant and equipment additions		(50,883)	(29,634)	(99,450)	(47,846)
Proceeds from disposition of property, plant, and equipment		245	875	245	875
Cash settlement related to the Additional Royal Gold Agreement	16	—	—	—	(24,500)
Payment of transactions costs related to the Additional Royal Gold Agreement		—	(2,521)	—	(2,521)
Purchase of marketable securities	16	(21,977)	(4,285)	(21,977)	(4,285)
Cash used in investing activities		(72,615)	(35,565)	(121,182)	(78,277)

Financing activities
Dividends paid	13	(10,582)	(10,895)	(20,848)	(21,999)
Payment of borrowing and financing costs		(500)	(514)	(504)	(1,053)
Repayment of lease obligations		(1,797)	(1,823)	(4,010)	(3,682)
Proceeds from common shares issued		1,387	904	2,246	2,310
Payment for common shares repurchased	13	(27,032)	(9,849)	(41,951)	(19,805)
Cash used in financing activities		(38,524)	(22,177)	(65,067)	(44,229)
Decrease in cash and cash equivalents during the period		(85,834)	(55,183)	(102,333)	(20,518)
Cash and cash equivalents at beginning of the period		608,174	647,606	624,673	612,941
Cash and cash equivalents at end of the period		$522,340	$592,423	$522,340	$592,423

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Shareholders' Equity
(Unaudited)

(Expressed in thousands of United States dollars, except share information)
	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total
Balance at January 1, 2025	210,031,280	$826,694	$32,147	$(11,195)	$808,270	$1,655,916
Net earnings	—	—	—	—	99,028	99,028
Other comprehensive income	—	—	—	13,848	—	13,848
Transactions with shareholders:
Repurchase of shares - Normal Course Issuer Bid (“NCIB”) (note 13)	(6,355,433)	(42,771)	—	—	—	(42,771)
Related to the effect of share repurchase liability (note 13)	—	(5,119)	—	—	—	(5,119)
Share-based compensation expense	—	—	1,292	—	—	1,292
Issued on exercise of stock options	331,507	2,359	(657)	—	—	1,702
Issued under the employee share purchase plan	116,990	672	—	—	—	672
Issued on redemption of restricted share units	201,648	573	(568)	—	—	5
Dividends declared and paid (C$0.14 per share)	—	—	—	—	(20,848)	(20,848)
Balance at June 30, 2025	204,325,992	$782,408	$32,214	$2,653	$886,450	$1,703,725

Balance at January 1, 2024	215,497,133	$861,536	$33,869	$7,451	$771,386	$1,674,242
Net earnings	—	—	—	—	104,100	104,100
Other comprehensive loss	—	—	—	(9,940)	—	(9,940)
Transaction with shareholders:
Repurchase of shares - Normal Course Issuer Bid (“NCIB”) (note 13)	(3,223,500)	(18,110)	—	—	—	(18,110)
Related to the effect of share repurchase liability (note 13)	—	1,155	—	—	—	1,155
Share-based compensation expense	—	—	1,300	—	—	1,300
Issued on exercise of stock options	376,491	2,667	(760)	—	—	1,907
Issued under the employee share purchase plan	82,295	494	—	—	—	494
Issued on redemption of restricted share units	443,545	2,587	(2,578)	—	—	9
Dividends declared and paid (C$0.14 per share)	—	—	—	—	(21,999)	(21,999)
Balance at June 30, 2024	213,175,964	$850,329	$31,831	$(2,489)	$853,487	$1,733,158
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

1. Nature of operations
Centerra Gold Inc. (“Centerra” or the “Company”) was incorporated under the Canada Business Corporations Act on November 7, 2002. Centerra’s common shares are listed on the Toronto Stock Exchange under the symbol “CG” and on the New York Stock Exchange under the symbol “CGAU”. The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1800, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide.
2. Basis of presentation
These unaudited condensed consolidated interim financial statements (“interim financial statements”) of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”), International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). These interim financial statements do not contain all of the annual disclosures required by IFRS, and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2024.
These financial statements were authorized for issuance by the Board of Directors of the Company on August 6, 2025.
3. Summary of material accounting policies

These interim financial statements have been prepared using material accounting policies and critical accounting estimates and judgments consistent with those used in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2024 except for:

Marketable Securities

Marketable securities considered to be held for more than twelve months after end of the reporting period are classified as non-current financial assets, and an irrevocable election has been made to measure certain securities at fair value through other comprehensive income. The unrealized gains or losses related to changes in fair value of the these investments are reported through other comprehensive income (loss) line in the condensed consolidated interim statements of earnings and comprehensive income. The election is made on an investment-by-investment basis.

New standards and amendments issued and applicable to the Company are described below:

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:
–the structure of the statement of profit or loss;
–required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures);
–enhanced principles on aggregation and disaggregation of totals and disclosures which apply to the primary financial statements and notes in general.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

IFRS 18 will replace IAS 1 while many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its ‘operating profit or loss’.

IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Company is currently assessing the impact of this new standard on its financial statements prior to the effective date of January 1, 2027.
4. Sale of Greenstone Partnership
In 2021, the Company sold its interest in the Greenstone Partnership for a consideration which included contingent payments dependent on achieving certain cumulative production milestones. On November 6, 2024, Equinox Gold Inc. (“Equinox”), the operator of the Greenstone Mine, announced that the mine had achieved commercial production which removed significant uncertainty constraining the cumulative production milestones. As a result, the Company recognized an additional gain on the sale of Greenstone Partnership of $62.3 million and a contract asset, representing the amount due from Equinox under these payments contingent on achieving these production milestones. Subsequent to the initial recognition, the most likely value of the contract asset is re-measured at each reporting date with changes in expected value recorded as a gain or loss on the sale of Greenstone Partnership. The most likely value of the financial asset as at June 30, 2025 was $84.7 million.

The table below summarizes changes in the contract asset included in other current assets and other non-current assets in the Company’s consolidated statements of financial position. The determination of other current and other non-current assets was based on the expected timing of receipt of contingent payments due from Equinox.

Balance, November 6, 2024	$62,280
Remeasurement gain	808
Balance, December 31, 2024	$63,088
Remeasurement gain	21,607
Balance, June 30, 2025	$84,695
Current portion of amount due from Equinox (note 5)	$59,145
Non-current portion of amount due from Equinox (note 7)	$25,550

The most likely value of the contract asset was determined using a discounted cash flow method.

The key assumptions used in the measurement of the contract asset are summarized in the table below:

	June 30, 2025	December 31, 2024
Gold price per oz	$2,500 - $3,000	$2,000
Timing of receipt of contingent payments	2025 to 2026	2025 to 2026
Discount rate	5.56%	5.56%

Key assumptions

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The determination of the most likely value of the contract asset was performed utilizing Level 3 inputs of the fair value hierarchy, and including the following key assumptions:

•Future commodity price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date. The Company established a range of conservative data points between minimum and median of available future price estimates to reduce the likelihood of future reversal of the gain recognized on the sale of Greenstone Partnership.
•Expected timing of receipt of contingent payments were determined using the most recent production data for the Greenstone Mine and recently issued technical reports to estimate when the timing of the contingent payment thresholds would be met.
•Discount rate was based on a credit-risk adjusted rate representing the broader mining industry. This discount rate is not subject to change as the asset is re-measured on a periodic basis.

Future commodity prices and discount rate were assumptions applicable to all components of the measurement of the contract asset while production levels were a key assumption in the timing of the receipt of the milestone payments.
5. Other current assets and liabilities

	June 30, 2025	December 31, 2024
Other current assets
Due from Equinox (1)	$59,145	$42,638
Prepaid insurance expenses	4,498	8,496
Deposits for consumable supplies	4,203	2,655
Prepaid assets	4,068	1,001
Other	770	554
Total other current assets	$72,684	$55,344
Other current liabilities
Current portion of lease obligations	$6,444	$6,393
Current portion of provision for reclamation (note 8)	1,467	5,113
Share repurchase liability (note 13)	12,717	7,597
Other	522	245
Total other current liabilities	$21,150	$19,348
(1)Relates to the current portion of amount due from Equinox related to the sale of its interest in the Greenstone Partnership expected to be received in the next twelve months (note 4).

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

6. Property, plant and equipment

The following is a summary of the carrying value of property, plant and equipment (“PP&E”):

	Buildings, Plant and Equipment	Mineral Properties(1)	Capitalized Stripping Costs	Construction in Progress	Total
Net book value
Balance January 1, 2024	$692,592	$456,068	$35,093	$53,753	$1,237,506
Balance January 1, 2025	$707,369	$254,701	$52,276	$87,190	$1,101,536
Balance June 30, 2025	$700,258	$263,035	$59,329	$144,700	$1,167,322
(1)Includes exploration and evaluation assets of $86.0 million related to the Goldfield Project and the Kemess Project.

During the six months ended June 30, 2025, $123.7 million of additions were capitalized to PP&E, including $14.1 million capitalized to the asset retirement obligation asset and lease arrangements with right-of-use asset additions of $2.4 million. During the six months ended June 30, 2025, $0.2 million of PP&E at its carrying value was disposed of.

During the year ended December 31, 2024, $174.8 million of additions were capitalized to PP&E, including $0.8 million capitalized to the asset retirement obligation asset and lease arrangements with right-of-use asset additions of $4.8 million. During the year ended December 31, 2024, PP&E with a carrying value of $0.3 million was disposed of.

On August 6, 2025, the Board of Directors approved the Goldfield project for development. In conjunction with the decision to proceed with the project, the Company entered into a gold hedging arrangement (see Note 16).
7. Other non-current assets and liabilities

	June 30, 2025	December 31, 2024
Other non-current assets
VAT and other tax receivables(1)	$10,283	$10,469
Non-current supplies inventory	346	1,732
Due from Equinox(2)	25,550	20,450
Other	786	749
Total other non-current assets	$36,965	$33,400

Other non-current liabilities
Non-current portion of lease obligations	$13,113	$13,713
Non-current portion of deferred revenue(3)	20,764	20,187
Post-retirement benefits	1,877	1,634
Other	1,123	—
Total other non-current liabilities	$36,877	$35,534
(1)Includes amounts related to the Öksüt Mine.
(2)Relates to the non-current portion of amount due from Equinox related to the sale of its interest in the Greenstone Partnership (note 4).
(3)Relates to the Additional Royal Gold Agreement (note 16a)

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

8. Reclamation
a.Reclamation provision
The following table reconciles the beginning and ending carrying amounts of the Company’s provision for reclamation.

	June 30, 2025	December 31, 2024
Development, exploration, care and maintenance sites (1)
Balance, beginning of year	$176,579	$218,330
Changes in cost estimates	3,463	(3,905)
Changes in discount rate	(5,881)	(26,755)
Accretion	3,544	7,240
Liabilities settled	(3,813)	(9,539)
Foreign exchange revaluation	6,239	(8,792)
Balance, end of period	$180,131	$176,579
Operating sites (1)
Balance, beginning of year	$94,729	$82,323
Changes in cost estimates	10,414	15,185
Changes in discount rate	346	(2,700)
Accretion	1,971	3,052
Foreign exchange revaluation	2,824	(3,131)
Balance, end of period	$110,284	$94,729

Current portion of reclamation provision (2)	1,467	5,113
Non-current portion of reclamation provision	288,948	266,195
Total provision for reclamation	$290,415	$271,308
(1)Development, exploration and care and maintenance sites include the Endako Mine, Thompson Creek Mine, Kemess project and Goldfield project. Operating sites include the Mount Milligan Mine and Öksüt Mine.
(2)Relates to the Endako Mine.

The range of the nominal risk-free interest rate used in discounting the reclamation provision at the Endako Mine, Thompson Creek Mine and the Kemess Project are presented below:

	As at June 30, 2025			As at December 31, 2024
Range of nominal risk-free interest rate applied	3.56%	to	4.78%	3.34%	to	4.78%

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

b. Reclamation recovery
The recovery relating to the development, exploration and care and maintenance sites are attributable to the following factors:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Changes in cost estimates	$(550)	$(184)	$3,033	$(9,803)
Changes in discount rate	(7,104)	(5,228)	(5,931)	(21,619)
Other	94	271	143	1,279
Total reclamation recovery	$(7,560)	$(5,141)	$(2,755)	$(30,143)
9. Revenue
Total revenue consists of the following:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Gold revenue	$166,882	$172,770	$305,496	$363,711
Copper revenue	42,248	40,410	83,268	89,187
Molybdenum revenue	66,805	58,236	158,456	118,471
Other by-product revenue(1)	6,332	3,807	11,507	8,614
Revenue from contracts with customers	$282,267	$275,223	$558,727	$579,983
Provisional pricing adjustment on concentrate sales(2)	5,699	10,059	29,666	14,834
Metal content adjustments on concentrate sales	377	(2,972)	(551)	(6,628)
Total revenue	$288,343	$282,310	$587,842	$588,189
(1)Includes silver, rhenium, toll and sulfuric acid sales.
(2)Includes mark-to-market adjustment related to 13.8 million pounds of copper, 27,994 ounces of gold, and 36,821 pounds of molybdenum (June 30, 2024 - 12.4 million pounds of copper, 26,900 ounces of gold, and 53,705 pounds of molybdenum) in the gold and copper concentrate and molybdenum product shipments subject to final pricing as at the period-end.

10. Other operating expenses

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Selling and marketing(1)	$2,698	$2,352	$5,500	$4,754
Study costs(2)	462	2,709	1,581	5,184
Unrealized loss on financial asset related to the Additional Royal Gold Agreement (note 16a)	12,100	7,400	13,500	8,900
Transaction costs related to the Additional Royal Gold Agreement (note 16a)	—	—	—	2,512
Other, net	293	694	293	998
Other operating expenses	$15,553	$13,155	$20,874	$22,348
(1)Primarily includes freight charges associated with the Mount Milligan Mine and the Langeloth Facility.
(2)Relates mostly to the site studies at the Mount Milligan Mine.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

11. Other non-operating expenses (income)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Interest income(1)	$(5,701)	$(7,867)	$(11,072)	$(15,957)
Foreign exchange loss (gain) (2)	6,129	(2,174)	2,668	(12,175)
Unrealized (gain) loss on marketable securities	(525)	(975)	(1,121)	160
Gain on sale of PP&E	(245)	(517)	(245)	(517)
Other expenses (income)	1,302	(50)	1,112	936
Other non-operating expenses (income)	$960	$(11,583)	$(8,658)	$(27,553)
(1)Primarily includes interest on bank term deposits.
(2)Primarily includes foreign exchange impact of the Turkish lira on the Company’s income tax and royalties and impact of the Canadian dollar on the reclamation provision at the Endako Mine and Kemess project.
12. Income taxes

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Current income tax expense	$5,186	$9,072	$34,496	$46,473
Deferred income tax (recovery) expense	(7,341)	8,692	(11,828)	1,152
Total income tax (recovery) expense	$(2,155)	$17,764	$22,668	$47,625

13. Shareholders' equity
a.Repurchases and cancellation of shares

NCIB
On November 5, 2024, the Company announced that it had received approval from the Toronto Stock Exchange (”TSX”) to renew its NCIB program. Under the renewed NCIB, Centerra may purchase for cancellation up to an aggregate of 18,800,929 common shares in the capital of the Company during the twelve-month period commencing on November 7, 2024 and ending on November 6, 2025, representing approximately 10% of the public float.

During the six months ended June 30, 2025, the Company repurchased 6,355,433 common shares (2024 - 3,223,500 common shares), for the total consideration of $42.0 million (2024 - $19.8 million) at an average price of $6.60 (C$9.23) (2024 - $6.14) per share. The total consideration paid for the cancelled shares, including transaction costs, was treated as a reduction to common share capital.

Automatic Share Purchase Plan

On June 26, 2025, the Company initiated an automatic share purchase plan (“ASPP”) under its NCIB by authorizing its independent broker to repurchase a fixed total value of Centerra common shares up to $12.7 million (December 31, 2024 - $7.6 million) with a certain share price limit during the period ending August 8, 2025.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The Company recognized a financial liability associated with the total maximum amount that may be repurchased during that period by the broker, with an offsetting entry in the share capital line.
b.Earnings per share

Computation for basic and diluted earnings per share:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Net earnings	$68,573	$37,670	$99,028	$104,100
Dilutive impact related to the RSU plan(1)	(394)	224	513	153
Dilutive impact related to the PSU plan(2)	(1,458)	(211)	(3,042)	(1,051)
Diluted earnings	$66,721	$37,683	$96,499	$103,202

Basic weighted average common shares (in thousands)	206,080	211,352	207,705	214,472
Dilutive impact of stock options (in thousands)	10	64	8	45
Dilutive impact related to the RSU plan (in thousands)(1)	2,846	2,320	2,481	2,102
Dilutive impact related to the PSU plan (in thousands)(2)	1,512	1,288	1,512	1,288
Diluted weighted average common shares (in thousands)	210,448	215,024	211,706	217,907

Earnings per share:
Basic	$0.33	$0.18	$0.48	$0.49
Diluted	$0.32	$0.18	$0.46	$0.47
(1)Relates to the Company’s Restricted Share Unit (“RSU”) Plan.
(2)Relates to the Company’s Performance Share Unit (“PSU”) Plan.
For the six months ended June 30, 2025 and 2024, certain potentially anti-dilutive securities were excluded from the calculation of diluted earnings per share due to the exercise prices being greater than the average market price of the Company’s common shares for the respective periods.
Anti-dilutive securities excluded from the calculation are summarized below:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
ASPP impact excluded from earnings per share (in thousands)(1)	1,764	605	1,764	605
(1) ASPP has an anti-dilutive impact on earnings per share by reducing the number of shares outstanding from the calculation.
c.Dividends

On August 6, 2025, the Board approved a quarterly dividend of C$0.07 per share to shareholders of record on August 21, 2025.
14. Supplemental cash flow disclosures

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Changes in working capital

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Increase in amounts receivable	$(5,684)	$(1,236)	$(38,271)	$(1,098)
Increase in inventories	(15,617)	(10,725)	(6,446)	(12,053)
Increase in other current assets	(11,130)	(1,110)	(14,534)	(2,423)
Increase in accounts payable and accrued liabilities	6,677	3,378	12,615	813
Changes in working capital	$(25,754)	$(9,693)	$(46,636)	$(14,761)
15. Commitments and contingencies
Commitments
As of June 30, 2025, the Company had entered into contracts to acquire PP&E totaling $43.9 million (June 30, 2024 - $33.8 million).
Contingencies
On an ongoing basis, the Company is subject to various claims, tax audits and other legal disputes, the outcomes of which cannot be assessed with a high degree of certainty.
Mount Milligan Mine Royalty

The Company is subject of a claim made by H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% royalty at Mount Milligan, in the first quarter of 2020. H.R.S. claimed that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the royalty agreement and has therefore underpaid amounts owing to H.R.S. The B.C. Supreme Court rendered a written decision on October 8, 2024, which determined that the Company was correct to include the effect of the Royal Gold Streaming Agreement in its calculation of revenue subject to the royalty but that such revenue (for purposes of the royalty agreement) should have included amortized amounts relating to advance payments made by Royal Gold to TCM. H.R.S has formally filed an appeal of this decision with the Court of Appeal for British Columbia, and TCM has submitted a cross-appeal in response. The Company believes the potential exposure in relation to this claim from what the Company has accrued is not materially different.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

16. Financial instruments
The Company’s financial instruments include the Mount Milligan Mine’s financial asset related to the Additional Royal Gold Agreement, marketable securities, amounts receivable (including embedded derivatives), derivative financial instruments and accounts payable, other current and non-current assets and other current liabilities.
a.Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement
The Mount Milligan Mine is subject to an arrangement with Royal Gold and Royal Gold, Inc. which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per pound of copper delivered.
On February 13, 2024, the Company and its subsidiary, TCM, entered into an additional agreement with Royal Gold (the “Additional Royal Gold Agreement”) relating to the Mount Milligan Mine to increase cash payments for the Mount Milligan Mine’s gold ounces and copper pounds delivered to Royal Gold dependent on specific delivery milestones.

The following is a summary of the changes in the financial asset included in other assets in the Company’s consolidated statements of financial position:

Balance, February 13, 2024	$19,200
Settlements during the period(1)	24,500
Fair value adjustments	23,500
Balance, December 31, 2024	$67,200
Fair value adjustments	(13,500)
Balance, June 30, 2025	$53,700
(1)Represents the initial $24.5 million cash payment made during the period.

The Company has also indemnified Royal Gold and its affiliates for up to $25 million of specified incremental taxes that may be assessed as a result of the Additional Royal Gold Agreement for a period of seven years. The Company considered the value associated with the indemnification to be nominal in its valuation of the financial asset based on remote probability of the cash outflow. The Company will continue to re-evaluate this assessment each period.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The key assumptions used in the measurement of the financial asset are summarized in the table below:

	June 30, 2025	December 31, 2024
Gold price per oz - short-term (1)	$2,761 - $3,024	$2,400 - $2,625
Gold price per oz - long-term	$2,350	$2,100
Copper price per lb - long term	$4.25	$4.25
Timing of delivery of Deferred Gold Consideration (range of years)	2025 to 2034	2025 to 2034
Gold price volatility used in the Monte Carlo simulation	15.0%	12.0%
Discount rate	6.63%	6.75%
(1) Short-term represents the years 2025-2028 as at June 30, 2025 (2024-2028 as at December 31, 2024).

Key assumptions

The determination of the fair value of the financial asset was performed utilizing Level 3 inputs of the fair value hierarchy, and including the following key assumptions:

•Future commodity price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date and applying the Monte Carlo method to determine the applicable price for the additional cash payments for gold;
•Discount rate was based on the Company’s estimated weighted-average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt;
•Timing of Deferred Gold Consideration was determined based on the Company’s best estimate of the timing to receive the gold ounces in relation to the sale of Centerra’s 50% interest in the Greenstone Partnership;
•Gold price volatility used in the Monte Carlo simulation was determined by applying statistical methods to daily historical gold prices over the period equal to the life of Mount Milligan Mine; and
•Estimated future production profile, including production levels and operating and capital costs of the Mount Milligan Mine were determined with reference to the life of mine plan. The production levels used were consistent with the volume of reserves developed as part of the Company’s process for the estimation of mineral reserves and resources.

Future commodity prices and discount rate were assumptions applicable to all components of the measurement of the financial asset while production levels were a key assumption in the valuation of Threshold Payments and Free Cash Flows Interest Payments components of financial asset. Gold price volatility was an assumption used specifically in the Monte Carlo method applied in the valuation of additional cash payments for gold.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

b.Derivative financial instruments
The Company uses derivative financial instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, foreign exchange rates and diesel fuel prices. The Company’s derivative counterparties are syndicate members of the Company’s corporate credit facility. The Company monitors its derivative position exposures on an ongoing basis.

	June 30, 2025	December 31, 2024
Derivative instrument assets
Current
Foreign exchange contracts	$1,565	$—
Fuel contracts	34	28
Royal Gold deliverables(1)	1,178	597
	2,777	625
Non-current
Foreign exchange contracts	1,989	—
Fuel contracts	89	17
	2,078	17
Total derivative instrument assets	$4,855	$642

Derivative instrument liabilities
Current
Foreign exchange contracts	$396	$11,948
Fuel contracts	1,154	583
Royal Gold deliverables(1)	99	176
Gold contracts	1,907	—
	3,556	12,707
Non-current
Foreign exchange contracts	21	4,896
Fuel contracts	1,718	312
Gold contracts	2,018	—
	3,757	5,208
Total derivative instrument liabilities	$7,313	$17,915
(1)Relates to Royal Gold deliverables, which are gold and copper forward contracts for gold ounces and copper pounds, respectively, payable to Royal Gold.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Hedge derivatives

The derivative instruments outstanding as at June 30, 2025 that are accounted for as cash flow hedges are summarized below:

		Average Strike Price				Total Position(2)
Instrument	Unit	2025	2026	2027	Type
Diesel Contracts
ULSD zero-cost collars(1)	Litres	$0.60/$0.67	$0.60/$0.67	$0.50/$0.57	Fixed	6,362,939
ULSD swap contracts(1)	Litres	$0.65	$0.60	$0.58	Fixed	41,090,804
Foreign exchange contracts
US$/C$ zero-cost collars	CAD	$1.34/$1.39	$1.34/$1.39	N/A	Fixed	168,000,000
US$/C$ forward contracts	CAD	$1.35	$1.37	$1.35	Fixed	291,250,000
Gold Hedge Contracts
Gold zero-cost collars	Ounces	$2,400/$3,400	$2,400/$3,696	N/A	Fixed	40,750
(1)Ultra-low sulfur diesel (“ULSD”).
(2)Total amounts expressed in the units identified.
Fuel contracts
The Company applies hedge accounting to derivative instruments it enters into to hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan Mine operations and estimated future diesel fuel purchases at the Thompson Creek Mine, to manage the risk associated with changes in diesel fuel prices on the cost of operations. The fuel hedge contracts are expected to settle over time by the end of 2027.
Foreign exchange contracts
The Company applies hedge accounting to the foreign exchange contracts it enters into to hedge a portion of its future Canadian dollar denominated expenditures. The foreign exchange contracts are expected to settle over time by the end of 2027.
Gold contracts
In 2024, the Company entered into zero-cost collar contracts for 40,000 ounces in 2025 and 20,000 ounces in 2026. The derivatives will expire evenly through each year.
Subsequent the period-end, in conjunction with the decision to proceed with the Goldfield project on August 6, 2025, the Company entered into zero-cost collar contracts for 57,000 ounces in 2029 and 60,000 ounces in 2030 to protect project economics and support predictable cash flow during the ramp-up period. These contract are expected to settle over time by the end of 2030.
The Company applies hedge accounting to gold contracts it enters to hedge a portion of the expected gold ounces sold to manage the risk associated with changes to the London Bullion Market Association (“LBMA”) gold price. The option collar contracts utilize a price floor, allowing for significant participation in upward price movements. These hedges result in cash inflows or outflows only when the underlying LBMA gold price is below the collar floor, or above the collar ceiling, respectively, at the time of settlement.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The table below provides a breakdown of the changes in the fair value of these derivative contracts recognized in other comprehensive loss (“OCI”) and the portion of the fair value changes reclassified to the statements of earnings:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Increase (decrease) in fair value of derivative financial instruments	$11,851	$(1,632)	$13,120	$(8,753)
Reclassified to net earnings	(1,155)	(1,555)	(4,434)	(1,668)
Increase in fair value of equity securities	5,832	481	5,162	481
Increase (decrease) in fair value of derivative instruments included in OCI(1)	$16,528	$(2,706)	$13,848	$(9,940)
(1)Includes tax expense of $5.2 million tax expense for the three months ended June 30, 2025 (three months ended June 30, 2024 - $0.2 million tax recovery) and $5.8 million for the six months ended June 30, 2025 (six months ended June 30, 2024 - $nil tax expense).
Non-hedge derivatives
The non-hedge derivative instruments outstanding as at June 30, 2025 are expected to settle by the end of the third quarter of 2025, and are summarized as follows:

Instrument	Unit	Type	Total Position(1)
Royal Gold deliverables
Gold forward contracts	Ounces	Float	17,773
Copper forward contracts	Pounds	Float	3,968,000
(1)Total amounts expressed in the units identified.
Royal Gold deliverables

For deliveries under the Mount Milligan Streaming Agreement, the Company delivers physical gold and copper warrants to Royal Gold based on a percentage of the gold ounces and copper pounds included in each final sale of concentrate to third party customers, including off-takers and traders (collectively, “MTM Customers”), within two days of receiving or making a final payment. If a final payment from the MTM Customers is not received or paid within five months of the bill of lading date, then the Company will deliver an estimated amount of gold ounces and copper warrants, based on the quantities from the provisional invoice, for an estimated 90% of the material they are due to pay, based on the provisional invoice quantities.

The Company receives payment from the MTM Customers in cash, thus requiring the purchase of physical gold and copper warrants in order to satisfy the obligation to pay Royal Gold. In order to hedge its gold and copper price risk, which arises from timing differences, when physical purchase and concentrate sales pricing periods do not match, the Company has entered into certain forward gold and copper purchase and sales contracts, pursuant to which it purchases gold and copper at an average price during a quotation period, and sells gold and copper at a spot price. These contracts are treated as derivatives and are not designated as hedging instruments. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

c. Provisionally-priced contracts
Amounts receivable
Upon the shipment and sale of gold and copper concentrate to various off-takers, the Company typically receives a payment equal to an amount ranging from 90% to 95% of the contracted value of the contained metals, net of applicable treatment and refining charges, while the final settlement payment is not due for several months. The majority of molybdenum sales is not subject to provisional pricing; however, for a small number of shipments and sales of molybdenum products to customers, the Company receives a payment typically equal to an amount ranging from 90% to 100% of the contracted value of contained metal, net of applicable deductions, while the remaining payment, if any, is not due for several months.
Under the terms of these sales contracts, prices are subject to final adjustment, at the end of a future period, after control passes to the customer, based on quoted market prices during a quotation period specified in the contract. At the end of each reporting period, provisionally-priced receivables are marked to market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in gold, copper and molybdenum revenue.
The amount of trade receivables related to the sales of gold and copper concentrate and molybdenum products prior to mark-to-market adjustment, the mark-to-market adjustment made during the period, and the fair value of provisionally-priced receivables as at June 30, 2025 and December 31, 2024, are summarized as follows:

	June 30, 2025	December 31, 2024
Trade receivables prior to mark-to-market adjustment	$44,990	$27,199
Mark-to-market adjustment related to gold and copper concentrate sold	188	(2,727)
Mark-to-market adjustment related to molybdenum products sold	39	(31)
Provisionally-priced trade receivables	$45,217	$24,441
As at June 30, 2025 and December 31, 2024, the Company’s net receivable position consists of copper, gold, and molybdenum sales contracts awaiting final pricing and is summarized as follows:

		Sales awaiting final pricing		Mark-to-market average price ($/unit)
	Unit	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Copper	Pounds	13,760,990	20,099,765	4.49	4.00
Gold	Ounces	27,994	48,541	3,309	2,641
Molybdenum	Pounds	36,821	49,572	21.49	21.39

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Trade payables

Upon the purchase of molybdenum concentrate from various vendors, the Company typically pays an amount ranging from 95% to 100% of the contracted value of contained metal, net of applicable deductions while the final settlement payment is not due for several months. Under the terms of these concentrate purchase contracts, prices are subject to final adjustment at the end of a future period, after control passes to the Company based on quoted market prices during the quotation period specified in the contract. At the end of each reporting period, provisionally-priced purchases are fair valued based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in inventory or production costs, as applicable.
Accounts payable related to the purchase of molybdenum concentrate prior to fair value adjustment, the fair value adjustments made during the period, and the fair value of provisionally-priced payables as at June 30, 2025 and December 31, 2024, are summarized as follows:

	June 30, 2025	December 31, 2024
Accounts payable prior to fair value adjustment	$22,768	$10,298
Fair value adjustment to molybdenum concentrate	3,180	202
Provisionally-priced accounts payable	$25,948	$10,500
As at June 30, 2025 and December 31, 2024, the Company’s net position of molybdenum purchase contracts awaiting final pricing can be summarized as follows:

		Purchases awaiting final pricing		Fair value price ($/unit)
	Unit	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Molybdenum	Pounds	1,035,067	1,275,577	$20.11	$20.09
d. Marketable Securities

	June 30, 2025	December 31, 2024
Current portion of marketable securities	$4,250	$3,130
Non-current portion of marketable securities (1)	37,954	9,785
Total marketable securities	$42,204	$12,915
(1) Relates to the shares of publicly traded entities, measured at fair value through OCI, including the investment in Thesis Gold Inc made during the three months ended June 30, 2025 of $17.4 million.

1

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

e. Fair value measurement

Classification and the fair value measurement by the level of financial assets and liabilities in the consolidated statements of financial position were as follows:

June 30, 2025
	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset related to the Additional Royal Gold Agreement	$—	$—	$53,700	$53,700
Provisionally-priced trade receivables	—	45,217	—	45,217
Marketable securities	42,204	—	—	42,204
Derivative financial instruments	—	4,855	—	4,855
	$42,204	$50,072	$53,700	$145,976

Financial liabilities
Provisionally-priced accounts payable	$—	$25,948	$—	$25,948
Derivative financial instruments	—	7,313	—	7,313
	$—	$33,261	$—	$33,261

December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset related to the Additional Royal Gold Agreement	$—	$—	$67,200	$67,200
Provisionally-priced trade receivables	—	24,441	—	24,441
Marketable securities	12,915	—	—	12,915
Derivative financial instruments	—	642	—	642
	$12,915	$25,083	$67,200	$105,198

Financial liabilities
Provisionally-priced accounts payable	$—	$10,500	$—	$10,500
Derivative financial instruments	—	17,915	—	17,915
	$—	$28,415	$—	$28,415
During the year ended June 30, 2025, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
Valuation Techniques
Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement
The fair value of the Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement utilizes a combination of a Monte Carlo simulation method and discounted cash flow method. The fair value measurement requires management to make estimates and assumptions with respect to the metal prices, expected production, operating and capital costs from the Mount Milligan Mine’s life of mine

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

projections, expected timing of delivery of Deferred Gold Consideration, gold price volatility used in the Monte Carlo simulation, probability of tax indemnity payments and a discount rate. As such, this financial asset is classified within Level 3 of the fair value hierarchy.
Marketable securities
Marketable securities representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy).
Provisionally-priced receivables
The fair value of receivables arising from copper, gold and molybdenum sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.
Provisionally-priced payables
The fair value of payables arising from molybdenum purchase contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these payables are classified within Level 2 of the fair value hierarchy.
Derivative financial instruments
The fair value of gold, copper, diesel and currency derivative financial instruments, classified within Level 2, are determined using derivative pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of the Company’s derivative contracts includes an adjustment for credit risk.
17. Segmented information
The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision-maker (“CODM”). The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their respective performances.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The following tables set forth operating results by reportable segment for the following periods:

Three months ended June 30, 2025
(Thousands of U.S. dollars)	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$90,976	$126,822	$70,545	$288,343	$—	$288,343
Cost of sales
Production costs	34,514	70,672	69,682	174,868	—	174,868
Depreciation	9,574	15,324	1,139	26,037	—	26,037
Earnings (loss) from mine operations	$46,888	$40,826	$(276)	$87,438	$—	$87,438
Exploration and evaluation costs	525	1,264	—	1,789	7,861	9,650
Corporate administration costs	—	—	—	—	7,664	7,664
Share-based compensation expenses	—	—	—	—	2,045	2,045
Care and maintenance expenses	—	—	282	282	3,319	3,601
Reclamation recovery	—	—	(5,305)	(5,305)	(2,255)	(7,560)
Other operating expenses	207	14,457	587	15,251	302	15,553
Earnings from operations	$46,156	$25,105	$4,160	$75,421		$56,485
Gain on sale of Greenstone Partnership					(14,977)	(14,977)
Other non-operating expenses					960	960
Finance costs					4,084	4,084
Earnings before income tax						$66,418
Income tax recovery					(2,155)	(2,155)
Net earnings						$68,573
Additions to PP&E	$11,939	$16,660	$26,817	$55,416	$200	$55,616

Three months ended June 30, 2024
(Thousands of U.S. dollars)	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$121,331	$99,824	$61,155	$282,310	$—	$282,310
Cost of sales
Production costs	37,787	63,414	61,286	162,487	—	162,487
Depreciation	12,573	14,140	798	27,511	—	27,511
Earnings (loss) from mine operations	$70,971	$22,270	$(929)	$92,312	$—	$92,312
Exploration and evaluation costs	205	2,540	6,804	9,549	11,115	20,664
Corporate administration costs	—	—	—	—	7,438	7,438
Share-based compensation expenses	—	—	—	—	3,341	3,341
Care and maintenance expenses	—	—	2,492	2,492	2,722	5,214
Reclamation recovery	—	—	(3,127)	(3,127)	(2,014)	(5,141)
Other operating expenses	235	10,962	486	11,683	1,472	13,155
Earnings (loss) from operations	$70,531	$8,768	$(7,584)	$71,715		$47,641
Other non-operating income					(11,583)	(11,583)
Finance costs					3,790	3,790
Earnings before income tax						$55,434
Income tax expense					17,764	17,764
Net earnings						$37,670
Additions to PP&E	$8,955	$18,793	$9,624	$37,372	$543	$37,915

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
June 30, 2025
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Six months ended June 30, 2025
	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$160,605	$262,021	$165,216	$587,842	$—	$587,842
Cost of sales
Production costs	61,528	148,442	163,776	373,746	—	373,746
Depreciation, depletion and amortization	17,040	30,808	2,273	50,121	—	50,121
Earnings (loss) from mine operations	$82,037	$82,771	$(833)	$163,975	$—	$163,975
Exploration and evaluation costs	1,066	1,906	—	2,972	13,853	16,825
Corporate administration	—	—	—	—	17,145	17,145
Share-based compensation expenses	—	—	—	—	2,871	2,871
Care and maintenance	—	—	3,229	3,229	6,401	9,630
Reclamation recovery	—	—	(989)	(989)	(1,766)	(2,755)
Other operating expenses	351	19,050	1,171	20,572	302	20,874
Earnings (loss) from operations	$80,620	$61,815	$(4,244)	$138,191		$99,385
Gain on sale of Greenstone Partnership					(21,607)	(21,607)
Other non-operating income					(8,658)	(8,658)
Finance costs					7,954	7,954
Earnings before income tax						$121,696
Income tax expense					22,668	22,668
Net earnings						$99,028
Additions to PP&E	$23,859	$40,326	$59,223	$123,408	$268	$123,676

Six months ended June 30, 2024
	Öksüt	Mount Milligan	Molybdenum	Total Segments	Corporate and other	Total
Revenue	$243,366	$220,278	$124,545	$588,189	$—	$588,189
Cost of sales
Production costs	72,549	136,411	127,372	336,332	—	336,332
Depreciation, depletion and amortization	26,819	32,405	1,621	60,845	—	60,845
Earnings (loss) from mine operations	$143,998	$51,462	$(4,448)	$191,012	$—	$191,012
Exploration and evaluation costs	408	3,037	13,709	17,154	18,467	35,621
Corporate administration	—	—	—	—	17,416	17,416
Share-based compensation expenses	—	—	—	—	3,341	3,341
Care and maintenance	—	—	5,440	5,440	5,666	11,106
Reclamation recovery	—	—	(18,674)	(18,674)	(11,469)	(30,143)
Other operating expenses	363	16,026	791	17,180	5,168	22,348
Earnings (loss) from operations	$143,227	$32,399	$(5,714)	$169,912		$131,323
Other non-operating income					(27,553)	(27,553)
Finance costs					7,151	7,151
Earnings before income tax						$151,725
Income tax expense					47,625	47,625
Net earnings						$104,100
Additions to PP&E	$21,569	$19,563	$10,518	$51,650	$1,530	$53,180